UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

ECO BRIGHT FUTURE, INC.

(Exact Name of Registrant as Specified in its Charter)

Wyoming	87-2595314
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

1015 Bowsprit Lane

Holiday FL 34691

(Address of Principal Executive Offices)

(727) 692-3348

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Eco Bright Future Inc. as of June, 30 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Operations

Eco Bright provides energy efficient lighting for all aspects of multi-family construction including landscaping, site, back of house and units.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

Eco Bright recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Lighting package revenue is recognized when the package is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes costs of parts purchased for multi-family construction lighting, as well as other direct costs of assembly.

Liquidity and Capital Resources of the Company

Current assets at June 30, 2023 totaled $94,298, which was comprised of $2,389 in cash and $91,909 in prepaid assets. Current assets at December 31, 2022 totaled $1,577, which was comprised of $386 in cash and $1,191 in prepaid assets. During the six months ended June 30, 2023, our operating activities used net cash of $106,997 compared to $11,736 for the six months ended June 30, 2022.

Uses of cash in operating activities for the six months end June 30, 2023 are mainly due to the $13,279 net loss, as well as an increase of $90,718 in prepaid expenses and a $3,000 decrease in accrued expenses, related party. Uses of cash in operating activities for the six months end June 30, 2022 are mainly due to the $20,654 net loss, as well as a decrease of $668 in accounts payable, partially offset by a $8,186 decrease in prepaid expenses, a $1,200 increase in accrued expenses, related party, and $200 in non-cash common stock issued to founders.

Net cash provided by financing activities was $109,000 in the period ended June 30, 2023, due to proceeds of $173,000 and $79,000 in payments on notes payable, related party, as well as $15,000 from the sale of common stock. Net cash provided by financing activities was $12,000 in the period ended June 30, 2022, due to proceeds of $30,000 and $19,000 in payments on notes payable, related party, as well as $1,000 from the sale of common stock.

At June 30, 2023 the Company had $298 in working capital, while at December 31, 2022, the Company had negative working capital of $1,432.

We continue to accumulate significant losses, but management expects it will be successful in generating positive cash flow from operations and plans to raise additional cash through the sale of equity to allow Eco Bright to continue to expand its operations and continue as a going concern. However, there can be no assurance of success, which raises doubt about Eco Bright’s ability to continue as a going concern.

Results of Operations for the Period ended June 30, 2023

During the six months ended June 30, 2023 and 2022, we recognized $99,114 and $26,512 in revenue from the sale of lighting packages and $65,091 and $21,536 in cost of sales, respectively. During the six months ended June 30, 2023 and 2022, we recognized gross margins of $34,023 and $4,976, respectively.

During the six months ended June 30, 2023 and 2022, we had operating expenses of $47,302 and $25,630, comprised of $14,338 and $7,400 in selling expenses and $32,964 and $18,230 in general and administrative expenses, respectively.

As a result of the above, we recognized net losses of $13,279 and $20,654 during the six months ended June 30, 2023 and 2022, respectively.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the period ended June 30, 2023.

Item 2.	Other Information

None

Item 3.	Financial Statements

ECO BRIGHT FUTURE, INC.

UNAUDITED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS

Current Assets:
Cash	$2,389	$386
Prepaid assets	91,909	1,191
Total Current Assets	94,298	1,577

Total Assets	$94,298	$1,577

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Notes payable, related party	$94,000	$—
Accrued expenses, related party	—	3,000
Total Current Liabilities	94,000	3,000

Total Liabilities	$94,000	$3,000

Stockholders' Equity (Deficit)
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively
and outstanding	10,000	10,000
Common stock; $0.001 par value, 100,000,000 shares authorized and
100,690,000 and 100,540,000 shares issued and outstanding, respectively	100,690	100,540
Additional Paid-in Capital	48,510	33,660
Accumulated deficit	(158,902)	(145,623)
Total Stockholders' Equity (Deficit)	298	(1,423)

Total Liabilities and Stockholders' Equity (Deficit)	$94,298	$1,577

The accompanying notes are an integral part of these unaudited financial statements.

ECO BRIGHT FUTURE, INC.

UNAUDITED STATEMENT OF OPERATIONS

	For the Six Months Ended June 30,
	2023	2022
REVENUES
Light fixture sales	$99,114	$26,512
Total revenues	99,114	26,512

COSTS OF SALES
Light fixture sales	65,091	21,536
Total cost of sales	65,091	21,536

GROSS MARGIN	34,023	4,976

OPERATING EXPENSES
Selling expenses	14,338	7,400
General and administrative	32,964	18,230
Total Costs and Expenses	47,302	25,630

LOSS BEFORE INCOME TAXES	(13,279)	(20,654)
Provision for income taxes	—	—
NET LOSS	$(13,279)	$(20,654)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	100,670,414	100,001,160

The accompanying notes are an integral part of these unaudited financial statements.

ECO BRIGHT FUTURE, INC.

UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock
					Additional	Accumulated Deficit	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity ( Deficit)
Balance, December 31, 2021	10,000,000	$10,000	100,000,000	$100,000	$—	$(108,441)	$1,559
Common stock issued for services	—	—	200,000	200	—	—	200
Common stock issued for cash	—	—	10,000	10	990	—	1,000
Net loss for the six months ended June 30, 2022	—	—	—	—	—	(20,654)	(20,654)
Balance, June 30, 2022	10,000,000	$10,000	100,210,000	$100,210	$990	$(129,095)	$(17,895)

	Preferred Stock		Common Stock
					Additional	Accumulated Deficit	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity ( Deficit)
Balance, December 31, 2022	10,000,000	$10,000	100,540,000	$100,540	$33,660	$(145,623)	$(1,423)
Common stock issued for cash	—	—	150,000	150	14,850	—	15,000
Net loss for the six months ended June 30, 2023	—	—	—	—	—	(13,279)	(13,279)
Balance, June 30, 2023	10,000,000	$10,000	100,690,000	$100,690	$48,510	$(158,902)	$298

The accompanying notes are an integral part of these unaudited financial statements.

ECO BRIGHT FUTURE, INC.

UNAUDITED STATEMENT OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
Cash Flows From Operating Activities:
Net loss	$(13,279)	$(20,654
Adjustments to reconcile net loss to net
cash (used) provided by operating activities:
Common stock issued for services	—	200
Changes in operating assets and liabilities:
(Increase) decrease in prepaid assets	(90,718)	8,186
(Decrease) increase in accrued expenses, related party	(3,000)	1,200
Decrease in accounts payable	—	(668
Net cash used in operating activities	(106,997)	(11,736

Cash Flows From Financing Activities:
Proceeds from the issuance of notes payable, related party	173,000	30,000
Payments on notes payable, related party	(79,000)	(19,000
Common stock issued for cash	15,000	1,000
Net cash provided by financing activities	109,000	12,000

Net change in cash	2,003	264
Cash, beginning of period	386	3,299

Cash, end of period	$2,389	$3,563

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these unaudited financial statements.

ECO BRIGHT FUTURE, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Eco Bright Future, Inc. (“Eco Bright”, or the “Company”). Eco Bright was incorporated on August 31, 2021, under the laws of the State of Wyoming. Eco Bright provides energy efficient lighting for all aspects of multi-family construction including landscaping, site, back of house and units

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim financial statements be read in conjunction with Eco Bright's most recent audited financial statements as of December 31, 2022. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

Recent Accounting Pronouncements

Eco Bright has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

Basic and Diluted Loss Per Share

Eco Bright presents basic earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic net loss per share is as follows:

	For the Six Months Ended June 30,
Basic Loss Per Share:	2023	2022
Numerator:
Net loss	$(13,279)	$(20,654)
Denominator:
Weighted-average common shares outstanding	100,670,414	100,001,160
Basic net loss per share	$(0.00)	$(0.00)

ECO BRIGHT FUTURE, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023

NOTE 2 - RELATED PARTY TRANSACTIONS

Note Payable

During the six months ended June 30, 2023, the Chief Executive Officer (“CEO”) of Eco Bright advanced operating cash totaling $173,000 and was repaid $79,000. The advances are unsecured, do not accrue interest and are due on December 31, 2023. The balance of the advances is $94,000 and $0 at June 30, 2023 and December 31, 2022, respectively.

Office Space

During September 2021, Eco Bright entered into a two-year lease for the use of space at the personal residence of the CEO of the Company. The agreement is for $200 per month beginning October 1, 2021. At June 30, 2023, Eco Bright has $1,200 in prepaid rent. At December 31, 2022 the Company had $3,000 accrued rent payable.

NOTE 3 - STOCKHOLDERS’ EQUITY

During June 2023, Eco Bright sold 150,000 shares of its common stock for $15,000, or $0.10 per share.

NOTE 4 - GOING CONCERN

Eco Bright's financial statements are prepared using GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Eco Bright has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Eco Bright's ability to continue as a going concern are as follows:

Eco Bright made its first sale in 2021 and has some revenues from sales during 2022 and for the six months ended June 30, 2023. Eco Bright is seeking to raise up to $5,000,000 through a private placement of its common stock to finance future sales, with approximately $49,000 raise to-date. The continuation of Eco Bright as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows. If Eco Bright is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Eco Bright will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of Eco Bright to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

Eco Bright reviewed subsequent events through August 18, 2023, the date the financial statements were available to be issued.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Holiday, State of Florida, on September 25, 2023. Eco Bright Future, Inc.

By	/s/ George Athanasiadis
CEO/Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ / Francisco Celedon	9/25/2023
	Director	Date

By	/s/ George Athanasiadis	9/25/2023
	Principal Accounting Officer/Director	Date

By	/s/ George Athanasiadis	9/25/2023
	Principal Financial Officer/Director	Date